SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: February 27, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Sony Corporation Announces Major Reorganization and New Management Team Led by Howard Stringer"
ii) Press release entitled  "Executive Appointments"

News & Information	1-7-1 Konan, Minato-ku Tokyo, 108-0075 Japan

No: 09-028E
Date: February 27, 2009

Sony Corporation Announces Major Reorganization and New Management Team Led by Howard Stringer
Moves Will Draw on Company’s Core Strengths to Spark Further Innovation,
Strengthen Competiveness, Improve Profitability and Position Sony as
A Global Leader in Products and Services for the Digital, Networked Age

Tokyo, February 27, 2009 -- Sony Corporation (“Sony” or the “Company”) today announced a major reorganization and a new management team.  The changes, effective April 1, 2009, will fundamentally reorganize the company’s electronics and game businesses to improve profitability and strengthen competitiveness in the midst of the continued global economic crisis.  They will also accelerate the production of innovative networked products and services by strategically integrating these two business groups.

“Consumers want products that are networked, multi-functional and service-enhanced utilizing open technologies, and user experiences that are rich, shared and, increasingly, green,” said Mr. Stringer in announcing these changes.  “This reorganization is designed to transform Sony into a more innovative, integrated and agile global company with its next generation of leadership firmly in place.  The changes we’re announcing today will accelerate the transformation of the Company that began four years ago.  They will now make it possible for all of Sony’s parts to work together to assume a position of worldwide leadership and, together, achieve great things.”

The Board of Directors has endorsed a reorganization of the Company naming Mr. Stringer as President of Sony Corporation in addition to his current responsibilities of Chairman and CEO.  Working with his newly appointed electronics leadership team, he will directly oversee the electronics business to enable faster implementation of his strategic direction.

At the heart of the reorganization is the formation of two new business groups:

▪ The Networked Products & Services Group will include Sony Computer Entertainment (“SCE”); personal computers (VAIO); new mobile products, including the current WALKMAN lines; and Sony Media Software and Services, which develops a common service platform across Sony products.  The mandate of the group is to maximize the potential and pace of Sony’s innovation and to enhance profitability in networked products and services.  The group also plans to incubate new products leveraging Sony’s best technologies. Integral to this process is the utilization and expansion of the PlayStation Network service platform, which currently has 20 million registered accounts globally.

Leading the Networked Products & Services Group will be Kazuo Hirai, who will become Executive Vice President of Sony Corporation and President of this group. He will also continue in his current role as President and Group CEO of SCE.  Kunimasa Suzuki, currently President of the Consumer of America Group of Sony Electronics in the U.S., will become Senior Vice President of Sony Corporation and Deputy President of this group.  Within this group, Mr. Suzuki will lead the new home and mobile business incubation project to create new products that utilize the best technologies from across the Company, as well as the VAIO Business Group.

▪ The New Consumer Products Group (“the New CPG”) will include the current Television, Digital Imaging, Home Audio and Video businesses.  The New CPG will focus on profitability and sustained growth by enhancing product innovation and competitiveness and improving the speed and efficiency of operations.  The New CPG will also concentrate resources on further development and growth in emerging markets.

Hiroshi Yoshioka will become Executive Deputy President of Sony Corporation and President of the New CPG. (He is currently Executive Vice President of Sony Corporation and President of the TV Business Group.)  The Semiconductor and Component Business Group will also report to him, to ensure seamless coordination with Sony’s products and enhanced profitability for these businesses.  Yoshihisa Ishida, currently Senior Vice President and President of the VAIO Business Group, will head the TV Business Group.

In addition, two cross-company units will be created with the aim of ensuring that Sony’s networked products and services can communicate seamlessly with a common user interface and will reach consumers in a fast, cost-effective and efficient manner:

▪ The Common Software and Technology team, to be led by Senior Vice President Keiichiro Shimada, will develop and implement integrated technology and software solutions across the products groups, and provide coordinated software development services to the product groups.  This group’s goal will be to assure maximum efficiency, common user experiences and consistent technologies.  Mr. Shimada will also oversee R&D and technology strategy.

▪ The Manufacturing/Logistics/Procurement team, to be headed by Yutaka Nakagawa, Executive Deputy President, will be charged with ensuring the most efficient supply chain solutions throughout these two new business groups. The group will leverage scale in procurement, eliminate duplication and redundancy, outsource manufacturing and design processes as appropriate, and help improve the Company’s green product profile.

As of April 1, Dr. Ryoji Chubachi will become Vice Chairman of the Company.  He will remain a member of the Board and a Representative Corporate Executive Officer and will assist the CEO and also oversee product safety and quality, and Sony’s environmental policies.

Katsumi Ihara is expected to become an executive director of Sony Financial Holdings Inc. (“SFH”) subject to the determination at the annual SFH Shareholders Meeting to be held in June 2009, and will no longer be a member of the Board or a Corporate Executive Officer of Sony Corporation as of April 1, 2009.  Between April 1 and his appointment in June 2009, he will remain with Sony Corporation as Corporate Executive, Executive Deputy President.

Since the start of the current management structure in June 2005, Sony has implemented a number of structural reforms, improved product competitiveness and enhanced cross-company collaboration under the Sony United initiative.  As a result, the Company achieved new fiscal year records in sales and net income in the fiscal year 2007.

Based on this strengthened management foundation, the new management structure announced today aims to provide new products and services, create new customer value, strengthen competitiveness and improve profitability.

“I look forward to supporting the new management team as they transition into new areas of responsibility and to continuing to add value in my new role,” said Dr. Chubachi.  “I am pleased that, building on the structure we’ve created over the years, the company is poised for an even greater future.”

Additional details of these organizational and personnel changes will be announced at a later date.

News & Information	1-7-1 Konan, Minato-ku Tokyo, 108-0075 Japan

February 27, 2009
No: 09-029E

Executive Appointments

Tokyo, Japan –  Sony Corporation announces the following executive appointments effective as of April 1, 2009

Howard Stringer

(New)	Member of the Board, Representative Corporate Executive Officer, Chairman, President and CEO

(Currently)	Member of the Board, Representative Corporate Executive Officer, Chairman and CEO

Ryoji Chubachi

(New)	Member of the Board, Representative Corporate Executive Officer, Vice Chairman

(Currently)	Member of the Board, Representative Corporate Executive Officer, President and Electronics CEO

Katsumi Ihara

(New)	Corporate Executive, Executive Deputy President

(Currently)	Member of the Board, Representative Corporate Executive Officer Executive Deputy President, Officer in charge of Consumer Products Group

Hiroshi Yoshioka

(New)	Corporate Executive Officer, Executive Deputy President, Officer in charge of Consumer Products Group, Semiconductor and Component Groups

(Currently)	Corporate Executive, EVP, President of TV Business Group

Yutaka Nakagawa

(New)	Corporate Executive Officer, Executive Deputy President, Officer in charge of Manufacturing, Logistics and Procurement

(Currently)	Corporate Executive Officer, Executive Deputy President, Officer in charge of Semiconductor and Component Groups, Production Strategy, Procurement and Supply Chain

Kazuo Hirai

(New)	Corporate Executive Officer, EVP, Officer in charge of Networked Products & Service Group

(Currently)	President and Group CEO, Sony Computer Entertainment Inc.

Kunimasa Suzuki

(New)	Corporate Executive, SVP, Deputy President of Networked Products & Service Group, President of VAIO Business Group

(Currently)	EVP, Sony Electronics Inc. (U.S.A.)

Yoshihisa Ishida

(New)	Corporate Executive, SVP, President of TV Business Group

(Currently)	Corporate Executive, SVP, President of VAIO Business Group

Keiichiro Shimada

(New)	Corporate Executive, SVP, In charge of R&D, Technology and Common Software Platform

(Currently)	Corporate Executive, SVP, President of Technology Development Group, Head of Consumer Products Group UI Center

Inquiries
Sony Corporate Communications    TEL 03-6748-2200     FAX 03-6748-2061